Mail Stop 3628

September 14, 2009

Via U.S. Mail

Mr. Clive D. Bode
Vice President
TPG Capital, L.P.
301 Commerce Street, Suite 3300
Fort Worth, Texas 76102

      Re: **Armstrong World Industries, Inc.**
              Schedule TO-T filed by Armor TPG Holdings LLC et al.
              Filed on September 3, 2009
              File No. 005-30703

Dear Mr. Bode:

      We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Please tell us what consideration was given to including the issuer and the Trust as an offeror or bidder. We note that you and the Trust are controlling shareholders who share beneficial ownership of 64.5% of the total number of shares of common stock outstanding. Please refer to the factors discussed in section II.D.2 of the Current Issues and Rulemaking Projects Outline (November 14, 2000) in your analysis of whether other bidders should be included. To the

extent you determine not to add additional bidders, please provide your analysis in your response letter. To the extent that you add additional parties as bidders, please be aware that you must include all of the disclosure required by Schedule TO as to such parties individually. You may also be required to disseminate revised offer materials and to extend the length of the offer, depending on the materiality of any new information provided.

2.   We note that you currently beneficially own 64.5% of the total shares of common stock outstanding, and that after the tender offer you will beneficially own 72.2%. Please provide us with your analysis as to whether the tender offer constitutes the first step in a Rule 13e-3 transaction. Refer to Interpretive Response 201.05, Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3 section of the Division's Compliance and Disclosure Interpretations.

3.   We note that, on August 10, 2009, the TPG Partners and the Trust entered into an agreement to purchase seven million shares of common stock of the issuer, and that on August 28, 2009, the TPG Partners assigned their rights and obligations under the agreement to the Purchaser. We also note that this purchase was subsequent to the time of the public announcement of the tender offer on August 11, 2009. Please provide your analysis as to the applicability of Rule 14e-5 of Regulation 14E to this transaction. If you relied on an exemption from that rule in order to complete the purchase, please address how you satisfied the elements of the exemption in your response.

If you prorate, when will I know how many shares will actually be purchased?, page 2

4.   Your disclosure indicates that you do not expect to announce the final results of proration or pay for any shares until at least three trading days after the expiration of the offer, which implies that these events could occur more than three trading days after expiration. Furthermore, you disclose that you will announce preliminary results of proration as promptly as practicable. Rule 14e-1(c) requires that you pay the consideration offered "promptly" upon expiration of the offer. Please revise here and throughout the document, as necessary.

Terms of the Offer; Proration, page 5

5.   We note that you intend to give oral or written notice of an extension. Please revise, here and on page 10, to comply with Rule 14e-1(d) which requires that notice of an extension be in writing.

Certain Information Concerning AWI, page 13

6.   We note that you have included non-GAAP financial measures in this section. Please advise us as to the consideration given to whether these non-GAAP projections would require additional disclosure pursuant to Rule 100(a) of Regulation G. We may have additional comments after we review your response.

Certain Information Concerning Purchaser, Its Affiliates and Group Members, page 15

7.   You have not provided financial statements of the bidder. Instruction 2 to Item 10 of Schedule TO appears not to be available, given that you are not a public reporting company and you are making a partial offer. Please tell us, in greater detail than appears in the last paragraph of this section, how you determined that financial statements are not material under the circumstances of your offer.

Letter of Transmittal. Exhibit (a)(1)(B)

8.   We note that the purchaser reserves the right to transfer or assign the right to purchase the shares tendered in the offer. Please confirm your understanding that any entity to which you assign the right to purchase shares in this offer must be included as a bidder in this offer. Adding additional bidders may require you to disseminate additional offer materials and to extend the term of the offer.

*   *   *   *   *

Please promptly amend your filing in response to these comments. You should provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the filing persons acknowledging that:

- the filing persons are responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

You may contact me at (202) 551-3503 if you have any questions regarding our comments, or, if you require further assistance, you may call Peggy Kim, Special Counsel, at (202) 551-3411.

Sincerely,

David L. Orlic
Attorney-Advisor
Office of Mergers and Acquisitions

cc: Via facsimile: (212) 225-3999
        Victor I. Lewkow, Esq.
        Cleary Gottlieb Steen & Hamilton LLP